Exhibit A

March 8, 2016

Board of Directors of Crown Media Holdings, Inc.

Crown Media Holdings, Inc.

12700 Ventura Blvd

Studio City, CA 91302

Dear Directors:

As you are aware, Hallmark Cards, Incorporated and its controlled affiliates (“Hallmark”) own in excess of 90% of the outstanding common stock of Crown Media Holdings, Inc. (“Crown”). After careful consideration, Hallmark has decided that it will acquire all of Crown’s outstanding common stock not owned by Hallmark (the “Unaffiliated Shares”) through a short-form merger under Delaware law (a “Short Form Merger”) at a price of $5.05 per share in cash. The Short Form Merger affords liquidity to the holders of the Unaffiliated Shares of Crown’s thinly-traded stock, at a price that represents a premium over the current share price.

Hallmark is engaging in the Short Form Merger in order to realize benefits from its ownership of Crown that are unavailable to it while Crown remains a public company with minority stockholders. Following the Short Form Merger, Hallmark intends to operate Crown, and its use of the highly recognized Hallmark brand in the entertainment industry, to strengthen the Hallmark brand across all of the Hallmark businesses. Hallmark also intends to strengthen the link between Crown’s channels and Hallmark’s businesses. With Crown as a wholly-owned subsidiary, Hallmark will be able to control Crown’s content decisions and potential monetization paths, and will have greater flexibility to respond to the many risks and challenges of the rapidly changing cable and entertainment landscape and protect its substantial investment in Crown. Hallmark will be able to direct Crown’s business and make all of those decisions in light of what is best for Hallmark as a whole, without being constrained by public, minority stockholders at Crown. Hallmark also anticipates a decrease in costs over time associated with being a public company, and the elimination of burdens on Crown’s management associated with public reporting and other tasks resulting from Crown’s public company status.

As the owner of more than 90% of Crown’s outstanding stock, Hallmark has a right to effect a Short Form Merger under Delaware law without any action or consent by Crown’s board of directors or the approval of the holders of Unaffiliated Shares. The only requirement for consummation of this Short Form Merger is that Hallmark mail a Schedule 13E-3 to the holders of Crown’s common stock at least 20 days prior to the consummation of the Short Form Merger. Hallmark will shortly file its Schedule 13E-3 with the Securities and Exchange Commission. Hallmark reserves the right to abandon this Short Form Merger at any time prior to completion.

2501 McGee, PO Box 419580, Kansas City, Missouri 64141 (816) 274-5111

Board of Directors of Crown Media Holdings, Inc.

March 8, 2016

Hallmark has confidence in the Company’s current management and they will continue to lead the Company and its employees and manage the day to day operations at its current office locations.

Sincerely,

HALLMARK CARDS, INCORPORATED

By:	/s/ Donald J. Hall, Jr.
Donald J. Hall, Jr.
President & CEO